Weil, Gotshal & Manges LLP

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FAX: (212) 310-8007

May 12, 2021

VIA EDGAR TRANSMISSION

Office of Telecommunications

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Avista Public Acquisition Corp. II

Draft Registration Statement on Form S-1

Filed March 19, 2021

File No. 377-04463

Ladies and Gentlemen:

On behalf of our client, Avista Public Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 14, 2021, relating to the Draft Registration Statement on Form S-1 of the Company (File No. 377-04463) filed with the Commission on March 19, 2021 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, the Staff’s comments are reproduced below in bold and each is followed by the Company’s response.

Securities and Exchange Commission
May 12, 2021

Risk Factors
Avista is not under any obligation to source any potential opportunities for our initial business combination, page 69

1.	Please revise disclosure to provide a more definitive statement as to the nature of Avista's fiduciary and contractual duties to third parties. We note your statement that Avista may have fiduciary and/or contractual duties to its investment vehicles and to companies in which Avista has invested, and therefore Avista may have a duty to offer business combination opportunities to certain Avista funds, other investment vehicles, or other entities before other parties, including your company. Please revise to specify if Avista currently has such fiduciary and/or contractual duties. In other words, clarify it this is an actual, rather than hypothetical risk.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10, 70 and 96 accordingly.

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Please contact the undersigned at (212) 310-8235 or Alexander Lynch at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Faiza N. Rahman

Faiza N. Rahman

cc:	Ben Silbert

General Counsel and Secretary

Avista Public Acquisition Corp. II

Isaac Esquivel, SEC

Babette Cooper, SEC

Kim McManus, SEC

Pam Long, SEC

Alexander D. Lynch

Weil, Gotshal & Manges LLP

P. Michelle Gasaway

Gregg A. Noel

Skadden, Arps, Slate, Meagher & Flom LLP

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